UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Estre Ambiental, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G3206V100
(CUSIP Number)

Energy Sustainable
Cricket Square
Hutchins Drive, PO Box 2681
Grand Cayman
KY1-1111
Cayman Islands
Tel: (55) 21 98839 6631
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3206V100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Energy Sustainable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,062,197

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,062,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,062,197

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G3206V100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hamilton Liborio Agle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,062,197

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,062,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,062,197 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.19% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Hamilton Liborio Agle is the sole stockholder of Energy Sustainable and, as such, may be deemed to beneficially own the Ordinary Shares of the Issuer held by Energy Sustainable.
(2)	Based on 45,636,732 Ordinary Shares outstanding as of December 31, 2018 as disclosed in the Issuer’s Annual Report on Form 20-F filed on May 15, 2019 with the Securities and Exchange Commission.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Estre Ambiental, Inc. (the “Issuer”).  The principal executive offices of the issuer are located at 4509, Avenida Brigadeiro Faria Lima, 8th Floor, Vila Olimpia, São Paulo, SP, 04538-133, Brazil.

Item 2.	Identity and Background.

This Statement is being filed jointly by Energy Sustainable and Mr. Hamilton Liborio Agle (“Hamilton”) (collectively, the "Reporting Persons").  The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as an exhibit hereto.

Energy Sustainable is a corporation organized under the laws of the Cayman Islands and has a business address of, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.  The principal business of Energy Sustainable is to invest in companies in the waste management and energy sectors.  Hamilton is the sole director and officer of Energy Sustainable and, as such, may be deemed to beneficially own the Ordinary Shares held by Energy Sustainable.

Hamilton is a citizen of Brazil and an entrepreneur, whose residence is located at Avenida Garibaldi, 1815 room 114, block A, Salvador, Bahia, 40170-130, Brazil.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 31, 2019, Energy Sustainable (the “Buyer”), and Hamilton Liborio Agle (“Hamilton”), as consenting party entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with (i) Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior, (ii) BTG Pactual Principal Investments Fundo de Investimento em Participações and (iii) Banco BTG Pactual S.A. (the “Sellers”), pursuant to which the Sellers sold to the Buyer 20,062,197 Ordinary Shares of the Issuer (the “Purchased Shares”).  The Purchased Shares were transferred to the Buyer on May 31, 2019 and, as a result, the Buyer owns approximately 39.19% of the outstanding Ordinary Shares of the Issuer.

The purchase price for the Purchased Shares was 1,000 Brazilian Reais (which is equivalent to approximately US$250) in cash.  In addition, in the event that:

(A) the Buyer subsequently sells, assigns or otherwise transfers any of the Purchased Shares to a third party, the Buyer is required to pay to the Sellers an amount equal to the lower of (i) the amount received as cash consideration for the transfer of the Purchased Shares to a third party, or, in the event the Purchased Shares are transferred in a transaction that does not involve cash consideration, the full amount attributed to the Purchased Shares in such transaction; and (ii) 60,000,000 Brazilian Reais (which is equivalent to approximately US$15,075,000); or

(B) the Issuer or any of its affiliates subsequently issues equity or any type of debt or securities which are convertible into equity to, or in favor of, a third party, the Buyer is required to pay to the Sellers ten per cent (10%) of the total amount of such issuance, provided that if the amount of the issuance is equal to or higher than 200,000,000 Brazilian Reais (which is equivalent to approximately US$50,250,000), the Buyer is required to pay 60,000,000 Brazilian Reais (which is equivalent to approximately US$15,075,000) to the Sellers.

The funds used by Energy Sustainable to purchase the Purchased Shares came from Hamilton’s personal funds.

References to and the description of the Share Purchase Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 4.	Purpose of Transaction.

All shares of the Issuer’s Ordinary Shares are held by the Reporting Persons for investment purposes. The Reporting Persons may acquire from time to time additional securities of the Issuer in the open market or in privately negotiated transactions. The Reporting Persons may, from time to time, retain or sell all or a portion of their Ordinary Shares in the open market or in privately negotiated transactions. Any actions that the Reporting Persons might undertake will depend upon their review of numerous factors, including, among other things, the availability of Ordinary Shares for purchase and the price levels of such shares, general market and economic conditions, ongoing evaluation of the Issuer’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the board of directors of the Issuer, financial planning, and other future developments

Item 5.	Interests of Securities of the Issuer.

(a)	The Reporting Persons beneficially own 20,062,197 Ordinary Shares, or approximately 39.19% of the outstanding Ordinary Shares of the Issuer.

(b)

(i)
Energy Sustainable is the direct beneficial owner of 20,062,197 Ordinary Shares.  Energy Sustainable has the shared power to vote, or direct the voting of, and the shared power to dispose, or direct the disposition of, the Ordinary Shares held by it

(ii)
Hamilton is the sole shareholder and sole director of Energy Sustainable and, as such, may be deemed to be the indirect beneficial owner of the 20,062,197 Ordinary Shares beneficially owned by Energy Sustainable.  Hamilton has the shared over to vote, or direct the voting of, and the shard power to dispose of, or direct the disposition of the Ordinary shares held by Energy Sustainable.

(c)	Except as set forth in this Statement, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the sixty days prior to the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Buyer and the Sellers entered into the Share Purchase Agreement taking into account that Alberta Investment Management Corporation (“AIMCo”), a Canadian pension fund, is analyzing an investment opportunity with respect to the Issuer. In a letter delivered concurrently with the execution of the Share Purchase Agreement, AIMCo has stated that it is fully aware of the terms and conditions of the Share Purchase Agreement. AIMCo has further confirmed that it would honor the economic terms agreed upon between the Buyer and the Sellers in the event it makes an investment in the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit Number	Description
1.	Joint Filing Agreement, dated June 10, 2019, by and among the Reporting Persons.
2.	Share Purchase Agreement, dated May 31, 2019, by and among the Reporting Persons and the Sellers.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2019

ENERGY SUSTAINABLE

	By:	/s/ Hamilton Liborio Agle
		Name:	Hamilton Liborio Agle
		Title:	Officer

HAMILTON LIBORIO AGLE

/s/ Hamilton Liborio Agle